SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: October 28, 2020

List of materials

Documents attached hereto:

i) Press release: Quarterly Financial Statements for the Second Quarter Ended September 30, 2020 And Outlook for the Fiscal Year Ending March 31, 2021

Quarterly Financial Statements
for the Second Quarter Ended September 30, 2020
And
Outlook for the Fiscal Year Ending March 31, 2021

October 28, 2020
Sony Corporation

Quarterly Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Three months ended September 30)	F-2
Consolidated Statements of Comprehensive Income (Three months ended September 30)	F-2
Consolidated Statements of Income (Six months ended September 30)	F-3
Consolidated Statements of Comprehensive Income (Six months ended September 30)	F-3
Consolidated Statements of Cash Flows (Six months ended September 30)	F-4
Notes to Consolidated Financial Statements	F-5
-Business Segment Information	F-5
-Going Concern Assumption	F-12
-Significant Changes in Shareholders’ Equity	F-12
-Accounting Policies and Other Information	F-12

Outlook for the Fiscal Year Ending March 31, 2021	1

Outlook for the Fiscal Year Ending March 31, 2021	1

Cautionary Statement	5

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets

	(Millions of yen)
	March 31	September 30	Change from
ASSETS	2020	2020	March 31, 2020
Current assets:
Cash and cash equivalents	¥1,512,357	¥1,884,368	¥	+372,011
Marketable securities	1,847,772	2,540,460		+692,688
Notes and accounts receivable, trade and contract assets	1,028,793	1,046,907		+18,114
Allowance for credit losses	(25,873)	(25,011)		+862
Inventories	589,969	681,685		+91,716
Other receivables	188,106	315,989		+127,883
Prepaid expenses and other current assets	594,021	538,298		–55,723
Total current assets	5,735,145	6,982,696		+1,247,551

Film costs	427,336	401,499		–25,837

Investments and advances:
Affiliated companies	207,922	214,217		+6,295
Securities investments and other	12,526,210	13,176,045		+649,835
Allowance for credit losses	－	(8,124)		–8,124
	12,734,132	13,382,138		+648,006

Property, plant and equipment:
Land	81,482	79,341		–2,141
Buildings	659,556	655,991		–3,565
Machinery and equipment	1,725,720	1,656,886		–68,834
Construction in progress	76,391	102,084		+25,693
	2,543,149	2,494,302		–48,847
Less-Accumulated depreciation	1,634,505	1,551,922		–82,583
	908,644	942,380		+33,736

Other assets:
Operating lease right-of-use assets	359,510	348,177		–11,333
Finance lease right-of-use assets	33,100	43,253		+10,153
Intangibles, net	906,310	899,281		–7,029
Goodwill	783,888	778,297		–5,591
Deferred insurance acquisition costs	600,901	627,893		+26,992
Deferred income taxes	210,372	197,279		–13,093
Other	340,005	348,920		+8,915
	3,234,086	3,243,100		+9,014

Total assets	¥23,039,343	¥24,951,813	¥	+1,912,470

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥810,176	¥1,294,800	¥	+484,624
Current portion of long-term debt	29,807	118,832		+89,025
Current portion of long-term operating lease liabilities	68,942	73,585		+4,643
Notes and accounts payable, trade	380,810	669,611		+288,801
Accounts payable, other and accrued expenses	1,630,197	1,533,438		–96,759
Accrued income and other taxes	145,996	162,066		+16,070
Deposits from customers in the banking business	2,440,783	2,655,330		+214,547
Other	733,732	1,007,147		+273,415
Total current liabilities	6,240,443	7,514,809		+1,274,366

Long-term debt	634,966	745,581		+110,615
Long-term operating lease liabilities	314,836	299,834		–15,002
Accrued pension and severance costs	324,655	316,457		–8,198
Deferred income taxes	549,538	325,939		-223,599
Future insurance policy benefits and other	6,246,047	6,420,438		+174,391
Policyholders’ account in the life insurance business	3,642,271	3,967,126		+324,855
Other	289,285	281,117		–8,168
Total liabilities	18,242,041	19,871,301		+1,629,260

Redeemable noncontrolling interest	7,767	7,674		–93

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	880,214	880,214	－
Additional paid-in capital	1,289,719	1,485,728		+196,009
Retained earnings	2,768,856	3,418,107		+649,251
Accumulated other comprehensive income	(580,980)	(597,184)		–16,204
Treasury stock, at cost	(232,503)	(156,364)		+76,139
	4,125,306	5,030,501		+905,195

Noncontrolling interests	664,229	42,337		–621,892
Total equity	4,789,535	5,072,838		+283,303
Total liabilities and equity	¥23,039,343	¥24,951,813	¥	+1,912,470

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Three months ended September 30
	2019	2020	Change
Sales and operating revenue:
Net sales	¥1,725,310	¥1,723,575		¥–1,735
Financial services revenue	375,089	372,107		–2,982
Other operating revenue	21,860	17,804		–4,056
	2,122,259	2,113,486		–8,773

Costs and expenses:
Cost of sales	1,156,980	1,145,988		–10,992
Selling, general and administrative	354,916	329,307		–25,609
Financial services expenses	336,178	328,385		–7,793
Other operating income, net	(2,404)	(5,538)		–3,134
	1,845,670	1,798,142		–47,528

Equity in net income of affiliated companies	2,366	2,420		+54

Operating income	278,955	317,764		+38,809

Other income:
Interest and dividends	4,953	2,520		–2,433
Other	2,036	1,524		–512
	6,989	4,044		–2,945

Other expenses:
Interest expenses	2,784	2,704		–80
Loss on equity securities, net	13,343	11,407		–1,936
Foreign exchange loss, net	7,253	3,690		–3,563
Other	470	4,403		+3,933
	23,850	22,204		–1,646

Income before income taxes	262,094	299,604		+37,510

Income taxes	61,927	(163,898)		–225,825

Net income	200,167	463,502		+263,335

Less - Net income attributable to noncontrolling interests	12,280	3,868		–8,412

Net income attributable to Sony Corporation’s
stockholders	¥187,887	¥459,634	¥	+271,747

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥151.89	¥374.34	¥	+222.45
— Diluted	148.59	367.82		+219.23

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended September 30
	2019	2020	Change

Net income	¥200,167	¥463,502	¥	+263,335

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	13,624	(5,771)		–19,395
Unrealized losses on derivative instruments	(1,072)	(611)		+461
Pension liability adjustment	3,126	3,893		+767
Foreign currency translation adjustments	(21,052)	(11,987)		+9,065
Debt valuation adjustments	－	457		+457

Total comprehensive income	194,793	449,483		+254,690

Less - Comprehensive income attributable
to noncontrolling interests	16,475	4,588		–11,887

Comprehensive income attributable
to Sony Corporation’s stockholders	¥178,318	¥444,895	¥	+266,577

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Six months ended September 30
	2019	2020	Change
Sales and operating revenue:
Net sales	¥3,283,956	¥3,228,445		¥–55,511
Financial services revenue	709,909	817,023		+107,114
Other operating revenue	54,118	36,937		–17,181
	4,047,983	4,082,405		+34,422

Costs and expenses:
Cost of sales	2,218,018	2,198,661		–19,357
Selling, general and administrative	705,083	630,473		–74,610
Financial services expenses	624,671	726,044		+101,373
Other operating income, net	(5,961)	(16,786)		–10,825
	3,541,811	3,538,392		–3,419

Equity in net income of affiliated companies	3,708	2,146		–1,562

Operating income	509,880	546,159		+36,279

Other income:
Interest and dividends	10,758	5,356		–5,402
Gain on equity securities, net	－	85,493		+85,493
Other	3,155	2,797		–358
	13,913	93,646		+79,733

Other expenses:
Interest expenses	7,664	4,509		–3,155
Loss on equity securities, net	13,020	－		-13,020
Foreign exchange loss, net	8,949	8,744		–205
Other	1,048	7,029		+5,981
	30,681	20,282		–10,399

Income before income taxes	493,112	619,523		+126,411

Income taxes	126,939	(91,020)		–217,959

Net income	366,173	710,543		+344,370

Less - Net income attributable to noncontrolling interests	26,164	17,658		–8,506

Net income attributable to Sony Corporation’s
stockholders	¥340,009	¥692,885	¥	+352,876

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥273.52	¥565.97	¥	+292.45
— Diluted	267.65	554.82		+287.17

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Six months ended September 30
	2019	2020	Change

Net income	¥366,173	¥710,543	¥	+344,370

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	39,925	(37,882)		–77,807
Unrealized losses on derivative instruments	(308)	(871)		–563
Pension liability adjustment	6,040	4,459		–1,581
Foreign currency translation adjustments	(63,750)	(23,470)		+40,280
Debt valuation adjustments	－	(1,193)		–1,193

Total comprehensive income	348,080	651,586		+303,506

Less - Comprehensive income attributable
to noncontrolling interests	39,097	5,108		–33,989

Comprehensive income attributable
to Sony Corporation’s stockholders	¥308,983	¥646,478	¥	+337,495

Consolidated Statements of Cash Flows
	(Millions of yen)
	Six months ended September 30
	2019	2020

Cash flows from operating activities:
Net income	¥366,173	¥710,543
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization, including amortization of
deferred insurance acquisition costs and contract costs	189,939	187,728
Amortization of film costs	138,400	117,843
Accrual for pension and severance costs, less payments	(3,744)	806
Other operating income, net	(5,961)	(16,786)
(Gain) loss on securities investments, net (other than financial services business)	12,939	(85,485)
Gain on marketable securities and securities investments held in the financial
services business, net	(25,820)	(220,776)
Deferred income taxes	(17,978)	(193,077)
Equity in net (income) loss of affiliated companies, net of dividends	(924)	1,502
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(144,399)	(34,684)
Increase in inventories	(144,148)	(121,772)
Increase in film costs	(176,002)	(72,916)
Increase in notes and accounts payable, trade	128,786	290,674
Increase in accrued income and other taxes	47,557	71,859
Increase in future insurance policy benefits and other	338,457	435,225
Increase in deferred insurance acquisition costs	(48,346)	(45,460)
Increase in marketable securities held in the life insurance business	(88,119)	(91,971)
Increase in other current assets	(33,747)	(140,607)
Decrease in other current liabilities	(167,023)	(148,652)
Other	44,445	(10,513)
Net cash provided by operating activities	410,485	633,481

Cash flows from investing activities:
Payments for purchases of fixed assets	(179,778)	(275,281)
Proceeds from sales of fixed assets	10,611	10,024
Payments for investments and advances by financial services business	(681,965)	(738,027)
Payments for investments and advances
(other than financial services business)	(32,320)	(81,959)
Proceeds from sales or return of investments and collections of advances
by financial services business	138,242	189,301
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	11,627	14,794
Proceeds from sales of businesses	7,864	1,605
Proceeds from sales of Olympus Corporation Shares	80,357	－
Other	14,147	(3,055)
Net cash used in investing activities	(631,215)	(882,598)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	6,283	301,094
Payments of long-term debt	(186,103)	(59,725)
Increase in short-term borrowings, net	257,129	160,088
Proceeds from issuance of short-term (more than 3 months) borrowings in connection with
payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	－	322,500
Increase in deposits from customers in the financial services business, net	110,514	277,354
Dividends paid	(24,994)	(30,448)
Payments for purchase of treasury stock	(125,078)	(106)
Payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	－	(322,611)
Other	(8,842)	(11,334)
Net cash provided by financing activities	28,909	636,812

Effect of exchange rate changes on cash and cash equivalents, including restricted	(26,029)	(17,842)

Net increase (decrease) in cash and cash equivalents, including restricted	(217,850)	369,853
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,473,813	1,515,295

Cash and cash equivalents, including restricted, at end of the period	1,255,963	1,885,148

Less - restricted cash and cash equivalents, included in other current assets and
other assets	3,094	780
Cash and cash equivalents at end of the period	¥1,252,869	¥1,884,368

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
		(Millions of yen)
	Three months ended September 30
Sales and operating revenue	2019	2020		Changes
Game & Network Services
Customers	¥438,046	¥494,544	¥	+56,498
Intersegment	16,344	12,094		–4,250
Total	454,390	506,638		+52,248

Music
Customers	216,742	228,419		+11,677
Intersegment	2,533	2,449		–84
Total	219,275	230,868		+11,593

Pictures
Customers	260,387	191,975		–68,412
Intersegment	217	358		+141
Total	260,604	192,333		–68,271

Electronics Products & Solutions
Customers	486,311	500,683		+14,372
Intersegment	7,188	3,975		–3,213
Total	493,499	504,658		+11,159

Imaging & Sensing Solutions
Customers	285,579	283,954		–1,625
Intersegment	25,145	23,130		–2,015
Total	310,724	307,084		–3,640

Financial Services
Customers	375,089	372,107		–2,982
Intersegment	2,092	1,838		–254
Total	377,181	373,945		–3,236

All Other
Customers	57,943	40,342		–17,601
Intersegment	10,954	8,859		–2,095
Total	68,897	49,201		–19,696

Corporate and elimination	(62,311)	(51,241)		+11,070
Consolidated total	¥2,122,259	¥2,113,486		¥–8,773

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the Electronics Products & Solutions (“EP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended September 30
Operating income (loss)	2019	2020	Change

Game & Network Services	¥64,987	¥104,932	¥	+39,945
Music	37,480	52,851		+15,371
Pictures	39,318	31,751		–7,567
Electronics Products & Solutions	41,387	53,998		+12,611
Imaging & Sensing Solutions	76,378	49,835		-26,543
Financial Services	38,779	43,718		+4,939
All Other	2,434	3,191		+757
Total	300,763	340,276		+39,513

Corporate and elimination	(21,808)	(22,512)		–704
Consolidated total	¥278,955	¥317,764	¥	+38,809

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

(Business Segments)

	(Millions of yen)
	Six months ended September 30
Sales and operating revenue	2019	2020	Change
Game & Network Services
Customers	¥879,796	¥1,093,593	¥	+213,797
Intersegment	32,055	19,154		–12,901
Total	911,851	1,112,747		+200,896

Music
Customers	416,780	402,154		–14,626
Intersegment	4,748	5,829		+1,081
Total	421,528	407,983		–13,545

Pictures
Customers	446,146	366,416		–79,730
Intersegment	546	1,006		+460
Total	446,692	367,422		–79,270

Electronics Products & Solutions
Customers	966,967	828,076		–138,891
Intersegment	10,447	8,428		–2,019
Total	977,414	836,504		–140,910

Imaging & Sensing Solutions
Customers	496,754	482,325		–14,429
Intersegment	44,648	30,945		–13,703
Total	541,402	513,270		–28,132

Financial Services
Customers	709,909	817,023		+107,114
Intersegment	4,207	3,682		525
Total	714,116	820,705		+106,589

All Other
Customers	118,575	86,439		–32,136
Intersegment	19,913	16,857		-–3,056
Total	138,488	103,296		–35,192

Corporate and elimination	(103,508)	(79,522)		+23,986
Consolidated total	¥4,047,983	¥4,082,405	¥	+34,422

G&NS intersegment amounts primarily consist of transactions with All Other.
I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Six months ended September 30
Operating income (loss)	2019	2020	Change

Game & Network Services	¥138,791	¥228,969	¥	+90,178
Music	75,757	87,743		+11,986
Pictures	39,694	56,493		+16,799
Electronics Products & Solutions	66,453	44,877		–21,576
Imaging & Sensing Solutions	125,906	75,261		-50,645
Financial Services	84,884	90,921		+6,037
All Other	(168)	6,723		+6,891
Total	531,317	590,987		+59,670

Corporate and elimination	(21,437)	(44,828)		–23,391
Consolidated total	¥509,880	¥546,159	¥	+36,279

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

(Sales to Customers by Product Category)

The following table is a breakdown of sales and operating revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	(Millions of yen)
	Three months ended September 30
Sales and operating revenue (to external customers)	2019	2020	Change

Game & Network Services
Digital Software and Add-on Content	¥226,889	¥297,061	¥	+70,172
Network Services	84,377	95,897		+11,520
Hardware and Others	126,780	101,586		–25,194
Total	438,046	494,544		+56,498

Music
Recorded Music - Streaming	66,797	78,827		+12,030
Recorded Music - Others	45,405	44,497		–908
Music Publishing	38,407	37,560		–847
Visual Media and Platform	66,133	67,535		+1,402
Total	216,742	228,419		+11,677

Pictures
Motion Pictures	140,371	91,161		–49,210
Television Productions	61,546	50,936		–10,610
Media Networks	58,470	49,878		–8,592
Total	260,387	191,975		–68,412

Electronics Products & Solutions
Televisions	166,479	204,618		+38,139
Audio and Video	83,754	83,887		+133
Still and Video Cameras	99,606	90,237		–9,369
Mobile Communications	77,714	79,140		+1,426
Other	58,758	42,801		-15,957
Total	486,311	500,683		+14,372

Imaging & Sensing Solutions	285,579	283,954		–1,625

Financial Services	375,089	372,107		–2,982

All Other	57,943	40,342		–17,601

Corporate	2,162	1,462		-700
Consolidated total	¥2,122,259	¥2,113,486		¥–8,773

Sony has realigned its product category configuration in regard to the segmentation change. For further details, refer to Accounting Policies and Other Information in the Notes to Consolidated Financial Statements. Sony has also realigned its product category configuration in the Music segment with a more detailed breakdown in Recorded Music from the fourth quarter of the fiscal year ended March 31, 2020. In connection with these realignments, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating loss of Mobile Communications for the fiscal years ended March 31, 2019 and 2020 was (97,136) million yen and (21,057) million yen, respectively. In addition, the operating loss for the three months ended March 31, 2019 and 2020 was (41,062) million yen and (29,696) million yen, respectively.

(Sales to Customers by Product Category)

	(Millions of yen)
	Six months ended September 30
Sales and operating revenue (to external customers)	2019	2020	Change

Game & Network Services
Digital Software and Add-on Content	¥442,853	¥691,698	¥	+248,845
Network Services	167,983	189,192		+21,209
Hardware and Others	268,960	212,703		–56,257
Total	879,796	1,093,593		+213,797

Music
Recorded Music – Streaming	133,279	147,727		+14,448
Recorded Music – Others	90,885	73,683		–17,202
Music Publishing	77,697	68,656		–9,041
Visual Media and Platform	114,919	112,088		–2,831
Total	416,780	402,154		–14,626

Pictures
Motion Pictures	221,241	156,238		–65,003
Television Productions	108,032	115,239		+7,207
Media Networks	116,873	94,939		–21,934
Total	446,146	366,416		–79,730

Electronics Products & Solutions
Televisions	314,240	311,186		–3,054
Audio and Video	162,497	130,968		–31,529
Still and Video Cameras	199,860	136,642		–63,218
Mobile Communications	178,264	173,369		–4,895
Other	112,106	75,911		–36,195
Total	966,967	828,076		–138,891

Imaging & Sensing Solutions	496,754	482,325		–14,429

Financial Services	709,909	817,023		+107,114

All Other	118,575	86,439		–32,136

Corporate	13,056	6,379		–6,677
Consolidated total	¥4,047,983	¥4,082,405	¥	+34,422

Sony has realigned its product category configuration in the Music segment with a more detailed breakdown in Recorded Music from the fourth quarter of the fiscal year ended March 31, 2020. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software and peripheral devices. In the Music segment, Recorded Music – Streaming includes the distribution of digital recorded music by streaming; Recorded Music – Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income of Mobile Communications for the three months ended September 30, 2019 and 2020 was 635 million yen and 9,458 million yen, respectively. In addition, the operating income of Mobile Communications for the six months ended September 30, 2019 and 2020 was 1,674 million yen and 20,494 million yen, respectively.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment (including noncontrolling interests) and the figures shown in the respective presentations are before the elimination and offsetting of such transactions and deferred tax assets and deferred tax liabilities of each.  Such intercompany balances are eliminated and/or offset in the consolidated financial statements.

Condensed Balance Sheets

			(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated

	March 31	September 30	March 31	September 30	March 31	September 30
	2020	2020	2020	2020	2020	2020
ASSETS
Current assets:
Cash and cash equivalents	¥550,039	¥608,526	¥962,318	¥1,275,842	¥1,512,357	¥1,884,368
Marketable securities	1,847,772	2,540,460	–	–	1,847,772	2,540,460
Notes and accounts receivable, trade and contract assets	10,532	15,316	999,976	1,023,234	1,002,920	1,021,896
Inventories	–	–	589,969	681,685	589,969	681,685
Other receivables	73,117	53,245	115,100	262,820	188,106	315,989
Prepaid expenses and other current assets	181,247	175,736	413,496	363,335	594,021	538,298
Total current assets	2,662,707	3,393,283	3,080,859	3,606,916	5,735,145	6,982,696

Film costs	–	–	427,336	401,499	427,336	401,499
Investments and advances	12,457,977	12,919,534	351,936	537,604	12,734,132	13,382,138
Investments in Financial Services, at cost	–	–	153,968	550,666	–	–
Property, plant and equipment	18,247	19,223	890,640	923,413	908,644	942,380
Other assets:
Right-of-use assets	58,897	69,570	333,753	321,890	392,610	391,430
Intangibles, net	49,871	48,848	856,439	850,433	906,310	899,281
Goodwill	10,834	10,834	773,054	767,463	783,888	778,297
Deferred insurance acquisition costs	600,901	627,893	–	–	600,901	627,893
Deferred income taxes	10,365	1,081	200,021	318,463	210,372	197,279
Other	38,949	35,410	305,028	317,478	340,005	348,920
	769,817	793,636	2,468,295	2,575,727	3,234,086	3,243,100
Total assets	¥15,908,748	¥17,125,676	¥7,373,034	¥8,595,825	¥23,039,343	¥24,951,813

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥758,737	¥939,912	¥81,246	¥473,720	¥839,983	¥1,413,632
Short-term operating lease liabilities	9,363	9,377	59,595	64,220	68,942	73,585
Notes and accounts payable, trade	–	–	380,810	669,611	380,810	669,611
Accounts payable, other and accrued expenses	40,457	35,223	1,591,072	1,499,412	1,630,197	1,533,438
Accrued income and other taxes	22,825	23,809	123,171	138,257	145,996	162,066
Deposits from customers in the banking business	2,440,783	2,655,330	–	–	2,440,783	2,655,330
Other	226,455	543,706	514,368	479,747	733,732	1,007,147
Total current liabilities	3,498,620	4,207,357	2,750,262	3,324,967	6,240,443	7,514,809

Long-term debt	240,143	283,935	398,793	465,615	634,966	745,581
Long-term operating lease liabilities	41,192	38,001	273,668	261,851	314,836	299,834
Accrued pension and severance costs	34,211	34,388	290,444	282,069	324,655	316,457
Deferred income taxes	391,883	367,032	173,022	96,305	549,538	325,939
Future insurance policy benefits and other	6,246,047	6,420,438	–	–	6,246,047	6,420,438
Policyholders’ account in the life insurance business	3,642,271	3,967,126	–	–	3,642,271	3,967,126
Other	21,843	20,793	289,574	281,705	289,285	281,117
Total liabilities	14,116,210	15,339,070	4,175,763	4,712,512	18,242,041	19,871,301

Redeemable noncontrolling interest	–	–	7,767	7,674	7,767	7,674

Equity:
Stockholders’ equity of Financial Services	1,790,333	1,784,144	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	3,159,071	3,835,764	–	–
Sony Corporation’s stockholders’ equity	–	–	–	–	4,125,306	5,030,501
Noncontrolling interests	2,205	2,462	30,433	39,875	664,229	42,337
Total equity	1,792,538	1,786,606	3,189,504	3,875,639	4,789,535	5,072,838
Total liabilities and equity	¥15,908,748	¥17,125,676	¥7,373,034	¥8,595,825	¥23,039,343	¥24,951,813

Condensed Statements of Income

			(Millions of yen)
	Three months ended September 30

	Financial Services		Sony without Financial Services		Consolidated
	2019	2020	2019	2020	2019	2020

Financial services revenue	¥377,181	¥373,945	¥–	¥–	¥375,089	¥372,107
Net sales and operating revenue	–	–	1,749,121	1,742,844	1,747,170	1,741,379
	377,181	373,945	1,749,121	1,742,844	2,122,259	2,113,486

Cost of sales	–	–	1,160,099	1,148,740	1,156,980	1,145,988
Selling, general and administrative	–	–	353,760	328,028	354,916	329,307
Financial services expenses	338,273	330,223	–	–	336,178	328,385
Other operating (income) expenses, net	8	4	(2,426)	(5,542)	(2,404)	(5,538)
	338,281	330,227	1,511,433	1,471,226	1,845,670	1,798,142

Equity in net income (loss) of affiliated companies	(121)	–	2,487	2,420	2,366	2,420

Operating income	38,779	43,718	240,175	274,038	278,955	317,764

Other income (expenses), net	(45)	(22)	(16,815)	(18,139)	(16,861)	(18,160)

Income before income taxes	38,734	43,696	223,360	255,899	262,094	299,604

Income taxes	10,753	9,885	51,174	(174,008)	61,927	(163,898)

Net income	27,981	33,811	172,186	429,907	200,167	463,502

Less - Net income attributable to noncontrolling interests	87	182	2,448	185	12,280	3,868

Net income of Financial Services	¥27,894	¥33,629	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥169,738	¥429,722	¥–	¥–

Net income attributable to Sony Corporation's stockholders	¥–	¥–	¥–	¥–	¥187,887	¥459,634

	Six months ended September 30

	Financial Services		Sony without Financial Services			Consolidated
	2019	2020		2019	2020	2019	2020

Financial services revenue	¥714,116	¥820,705	¥		¥–	¥709,909	¥817,023
Net sales and operating revenue	–	–		3,341,464	3,268,324	3,338,074	3,265,382
	714,116	820,705		3,341,464	3,268,324	4,047,983	4,082,405

Cost of sales	–	–		2,223,968	2,204,055	2,218,018	2,198,661
Selling, general and administrative	–	–		702,537	628,040	705,083	630,473
Financial services expenses	628,879	729,726	–		–	624,671	726,044
Other operating (income) expenses, net	44	58		(6,019)	(16,844)	(5,961)	(16,786)
	628,923	729,784		2,920,486	2,815,251	3,541,811	3,538,392

Equity in net income (loss) of affiliated companies	(309)	–		4,017	2,146	3,708	2,146

Operating income	84,884	90,921		424,995	455,219	509,880	546,159

Other income (expenses), net	(91)	(42)		1,015	93,220	(16,768)	73,364

Income before income taxes	84,793	90,879		426,010	548,439	493,112	619,523

Income taxes	24,735	23,072		102,204	(114,313)	126,939	(91,020)

Net income	60,058	67,807		323,806	662,752	366,173	710,543

Less - Net income attributable to noncontrolling interests	173	257		5,072	2,049	26,164	17,658

Net income of Financial Services	¥59,885	¥67,550		¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–		¥318,734	¥660,703	¥–	¥–

Net income attributable to Sony Corporation's stockholders	¥–	¥–		¥–	¥–	¥340,009	¥692,885

Condensed Statements of Cash Flows

			(Millions of yen)
	Six months ended September 30

	Financial Services		Sony without Financial Services		Consolidated
	2019	2020	2019	2020	2019	2020
Cash flows from operating activities:
Net income (loss)	¥60,058	¥67,807	¥323,806	¥662,752	¥366,173	¥710,543
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	45,235	25,758	144,704	161,970	189,939	187,728
Amortization of film costs	–	–	138,400	117,843	138,400	117,843
Other operating (income) expenses, net	44	58	(6,019)	(16,844)	(5,961)	(16,786)
(Gain) loss on marketable securities and securities investments, net	(25,820)	(220,776)	12,939	(85,485)	(12,881)	(306,261)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	914	(4,784)	(145,747)	(38,967)	(144,399)	(34,684)
(Increase) decrease in inventories	–	–	(144,148)	(121,772)	(144,148)	(121,772)
(Increase) decrease in film costs	–	–	(176,002)	(72,916)	(176,002)	(72,916)
Increase (decrease) in notes and accounts payable, trade	–	–	128,786	290,674	128,786	290,674
Increase (decrease) in future insurance policy benefits and other	338,457	435,225	–	–	338,457	435,225
(Increase) decrease in deferred insurance acquisition costs	(48,346)	(45,460)	–	–	(48,346)	(45,460)
(Increase) decrease in marketable securities held in the life insurance business	(88,119)	(91,971)	–	–	(88,119)	(91,971)
Other	55,679	(6,044)	(187,001)	(403,742)	(131,414)	(418,682)
Net cash provided by (used in) operating activities	338,102	159,813	89,718	493,513	410,485	633,481

Cash flows from investing activities:
Payments for purchases of fixed assets	(9,379)	(9,653)	(170,398)	(265,659)	(179,778)	(275,281)
Payments for investments and advances	(681,965)	(738,027)	(32,320)	(81,959)	(714,285)	(819,986)
Proceeds from sales or return of investments and collections of advances	138,242	189,301	91,984	14,794	230,226	204,095
Other	64	9	32,571	8,565	32,622	8,574
Net cash provided by (used in) investing activities	(553,038)	(558,370)	(78,163)	(324,259)	(631,215)	(882,598)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	158,510	210,147	(80,880)	513,811	77,309	723,957
Increase (decrease) in deposits from customers, net	110,514	277,354	–	–	110,514	277,354
Dividends paid	(27,189)	(30,454)	(24,994)	(30,448)	(24,994)	(30,448)
Other	62	(3)	(124,463)	(323,409)	(133,920)	(334,051)
Net cash provided by (used in) financing activities	241,897	457,044	(230,337)	159,954	28,909	636,812

Effect of exchange rate changes on cash and cash equivalents	–	–	(26,029)	(17,842)	(26,029)	(17,842)

Net increase (decrease) in cash and cash equivalents, including restricted	26,961	58,487	(244,811)	311,366	(217,850)	369,853
Cash and cash equivalents, including restricted, at beginning of the fiscal year	509,595	550,039	964,218	965,256	1,473,813	1,515,295
Cash and cash equivalents, including restricted,at end of the period	536,556	608,526	719,407	1,276,622	1,255,963	1,885,148
Less - restricted cash and cash equivalents, included in other current assets and other assets	–	–	3,094	780	3,094	780
Cash and cash equivalents at end of the period	¥536,556	¥608,526	¥716,313	¥1,275,842	¥1,252,869	¥1,884,368

Significant Changes in Shareholders' Equity
Completion of Making Sony Financial Holdings Inc. a Wholly-owned Subsidiary
In the quarter ended September 30, 2020, Sony Corporation acquired all the common shares and the related stock acquisition rights not held by Sony of Sony Financial Holdings Inc. (“SFH”), a consolidated subsidiary of Sony Corporation, and SFH has become a wholly-owned subsidiary of Sony Corporation.  Consideration for this acquisition is 396,698 million yen.  The net difference between the consideration, the decrease in the carrying amount of the noncontrolling interests of 622,364 million yen and the increase in accumulated other comprehensive income of 30,203 million yen was recognized as an increase to additional paid-in capital of 195,463 million yen.  In order to procure the funds necessary to pay the consideration, in addition to the 322,500 million yen of borrowing in July 2020, Sony Corporation borrowed an additional 74,000 million yen from a Japanese private bank in October 2020.

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Measurement of credit losses on financial instruments
In June 2016, the Financial Accounting Standards Board (“FASB”) issued  Accounting Standards Update (“ASU”) 2016-13, which amends the accounting guidance for credit losses on financial instruments.  The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses.  This ASU was effective for Sony as of April 1, 2020.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Improvements to Accounting for Costs of Films and License Agreements for Program Materials
In March 2019, the FASB issued ASU 2019-02, which updates the guidance for the capitalization of film costs associated with episodic television series, requires the use of fair value rather than net realizable value when determining potential impairments of broadcasting rights, and modifies the presentation and disclosure requirements for films and broadcasting rights.  In addition, upon capitalization of film costs entities are required to determine qualitatively whether the predominant monetization strategy is on a title-by-title basis or together with other films and/or broadcast rights as part of a film group, such as in the case of a release of a film as part of a library of content on a streaming service.  In the case of a film group, impairments are evaluated at the overall film group level rather than the individual title level.  This ASU was effective for Sony as of April 1, 2020 and was applied on a prospective basis.  Upon adoption, Sony reclassified broadcasting rights in the Pictures segment and animation film production costs in the Music segment included in inventories to film costs.

Changes to the opening balances resulting from the adoption of the above ASUs were as follows:

	Yen in millions
		Impact of Adoption
	March 31,				April 1,
	2020	ASU 2016-13	ASU 2019-02	Total	2020
ASSETS
Current assets:
Notes and accounts receivable, trade and contract assets	1,028,793	-	-	-	1,028,793
Allowance for credit losses *	(25,873)	(280)	-	(280)	(26,153)
Inventories	589,969	-	(31,517)	(31,517)	558,452
Other receivables	188,106	(30)	-	(30)	188,076
Prepaid expenses and other current assets	594,021	(12)	-	(12)	594,009
Total current assets	5,735,145	(322)	(31,517)	(31,839)	5,703,306
Film costs	427,336	-	31,517	31,517	458,853
Investments and advances:
Securities investments and other	12,526,210	780	-	780	12,526,990
Allowance for credit losses	-	(6,341)	-	(6,341)	(6,341)
Total investments and advances	12,734,132	(5,561)	-	(5,561)	12,728,571
Other assets:
Deferred income taxes	210,372	45	-	45	210,417
Other	340,005	(721)	-	(721)	339,284
Total other assets	3,234,086	(676)	-	(676)	3,233,410
Total assets	23,039,343	(6,559)	-	(6,559)	23,032,784
LIABILITIES
Deferred income taxes	549,538	(1,504)	-	(1,504)	548,034
Total liabilities	18,242,041	(1,504)	-	(1,504)	18,240,537
EQUITY
Sony Corporation’s stockholders’ equity:
Retained earnings	2,768,856	(3,669)	-	(3,669)	2,765,187
Total Sony Corporation’s stockholders’ equity	4,125,306	(3,669)	-	(3,669)	4,121,637
Noncontrolling interests	664,229	(1,386)	-	(1,386)	662,843
Total equity	4,789,535	(5,055)	-	(5,055)	4,784,480
Total liabilities and equity	23,039,343	(6,559)	-	(6,559)	23,032,784
* Under ASU 2016-13, Sony changed the presentation from “Allowance for doubtful accounts” to “Allowance for credit losses” on the consolidated  balance sheets.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of September 30, 2020, Sony had 1,393 consolidated subsidiaries (including variable interest entities) and 135 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Three months ended September 30
Net income attributable to Sony Corporation’s stockholders	2019	2020
— Basic	1,237,011	1,227,845
— Diluted	1,264,427	1,249,629

	(Thousands of shares)
	Six months ended September 30
Net income attributable to Sony Corporation’s stockholders	2019	2020
— Basic	1,243,086	1,224,237
— Diluted	1,270,343	1,248,856

The dilutive effect in the weighted-average number of outstanding shares for the three and six months ended September 30, 2019 and 2020 primarily resulted from convertible bonds which were issued in July 2015.

(Segmentation)
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the　smartphone business and Internet-related service business.  The I&SS segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.

(Accounting Methods Used Specifically for Interim Consolidated Financial Statements)
Income Taxes -
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent items.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the three and six months ended September 30, 2019 have been made to conform to the presentation for the three and six months ended September 30, 2020.

(Reversal of valuation allowances for deferred tax assets of Sony Corporation and its national tax filing group in Japan)
Sony provides a valuation allowance for its deferred tax assets, which includes temporary differences, net operating losses and tax credits, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction.　Despite the spread of COVID-19, as a result of the acquisition of SFH, the taxable income of Sony Corporation and its national tax filing group has increased and is expected to be stable going forward.  Based on an assessment of the available positive and negative evidence, in particular recent profit history and forecasted profitability, in the quarter ended September 30, 2020, Sony reversed the valuation allowances recorded against a significant portion of the deferred tax assets in Japan, primarily for temporary differences and certain net operating losses.  As a result, Sony recorded a tax benefit of 214,900 million yen in the quarter ended September 30, 2020. Valuation allowances continue to be recorded on the remaining Japan deferred tax assets, primarily foreign tax credits, due to restrictions on the use of such assets and their relatively short remaining carryforward periods.

Outlook for the Fiscal Year Ending March 31, 2021

The forecast for consolidated results for the fiscal year ending March 31, 2021, as announced on August 4, 2020, has been revised as follows:

	(Billions of yen)
	March 31, 2020 Results	August Forecast	October Forecast	Change from August Forecast
Sales and operating revenue	¥8,259.9	¥8,300	¥8,500	+¥200 billion	+2.4%
Operating income	845.5	620	700	+¥80 billion	+12.9%
Income before income taxes	799.5	685	765	+¥80 billion	+11.7%
Net income attributable to Sony Corporation’s stockholders	582.2	510	800	+¥290 billion	+56.9%

For all segments excluding the Financial Services segment *	March 31, 2020 Results	August Forecast	October Forecast	Change from August Forecast
Net cash provided by operating activities	¥762.9	550	630	+¥80 billion	+14.5%
* Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with U.S. GAAP.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-9 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates are the following:

	Assumed foreign exchange rates for the six months ending March 31, 2021	(For your reference)
Assumed foreign exchange rates for the fiscal year ending March 31, 2021 at the time of the August forecast
1 U.S. dollar	approximately 105 yen	approximately 107 yen
1 Euro	approximately 123 yen	approximately 120 yen

Consolidated sales and operating revenue (“sales”) for the fiscal year ending March 31, 2021 are expected to be higher than the August forecast due to higher-than-expected sales in the Game & Network Services (“G&NS”), Music and Financial Services segments, partially offset by lower-than-expected sales in the Imaging & Sensing Solutions (“I&SS”) segment.

Consolidated operating income is expected to be higher than the August forecast due to expected increases in operating income in all segments except for the I&SS segment, as well as an expected decrease in operating loss in All Other, Corporate and elimination.

Restructuring charges for the Sony Group are expected to increase by 2 billion yen compared to the August forecast to approximately 27 billion yen, compared to 25 billion yen in the fiscal year ended March 31, 2020.  Restructuring charges are recorded as an operating expense and are included in the forecast for operating income.

Income before income taxes is expected to be 765 billion yen, which is higher than the August forecast.  This expected increase is primarily due to the above-mentioned expected increase in operating income.

Net income attributable to Sony Corporation’s stockholders is expected to be higher than the August forecast due to the above-mentioned expected increase in income before income taxes, as well as the reversal of valuation allowances recorded against a significant portion of the deferred tax assets of Sony Corporation and its national tax filing group in Japan, resulting in a tax benefit in the quarter ended September 30, 2020.

The forecast for each business segment for the fiscal year ending March 31, 2021 has been revised as follows:

	(Billions of yen)
	March 31, 2020 Results	August Forecast	October Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥1,977.6	¥2,500	¥2,600
Operating income	238.4	240	300
Music
Sales and operating revenue	849.9	790	850
Operating income	142.3	130	152
Pictures
Sales and operating revenue	1,011.9	760	760
Operating income	68.2	41	48
Electronics Products & Solutions (EP&S)
Sales and operating revenue	1,991.3	1,870	1,870
Operating income	87.3	60	67
Imaging & Sensing Solutions (I&SS)
Sales and operating revenue	1,070.6	1,000	960
Operating income	235.6	130	81
Financial Services
Financial services revenue	1,307.7	1,400	1,460
Operating income	129.6	142	155
All Other, Corporate and elimination
Operating loss	(55.9)	(123)	(103)
Consolidated
Sales and operating revenue	8,259.9	8,300	8,500
Operating income	845.5	620	700

Game & Network Services (G&NS)
Sales are expected to be higher than the August forecast primarily due to higher-than-expected sales of game software, primarily add-on content.  Operating income is expected to be significantly higher than the August forecast due to the above-mentioned expected increase in game software sales and an increase in PlayStation®Plus sales.

Regarding the impact from the spread of COVID-19, Sony is aware that there have been delays in the development of some third-party software titles due to constraints such as working from home.  However, necessary measures are being taken and preparations are underway with the aim of ensuring that many strong titles can be released from Sony’s first-party studios and its partners’ studios in connection with the launch of PlayStation®5.

Music
Sales are expected to be higher than the August forecast primarily due to an expected increase in streaming revenues in Recorded Music, in addition to the expected strong performance of game applications for mobile devices and an expected increase in anime business sales in Visual Media and Platform.  Operating income is expected to be higher than the August forecast primarily due to the impact of the above-mentioned expected increase in sales.

Regarding the impact from the spread of COVID-19, the release of some new music is being delayed around the world despite a gradual recovery in music recording, as a portion of artists are still unable to record songs and music videos and carry out promotional activities.  Ticket and merchandising revenues are also decreasing, as concerts and other events are being restricted in Japan and other areas.  Due to a global reduction in advertising spending, revenue from the licensing of music in TV commercials is decreasing.  Although it also has been impacted by the reduction in advertising spending, revenue from advertising-supported streaming services is beginning to show signs of recovery due to a gradual recovery in advertising spending.

Pictures
Sales are expected to remain unchanged from the August forecast, mainly due to higher-than-expected home entertainment and television licensing sales in Motion Pictures and a higher-than-expected recovery of advertising sales in Media Networks, substantially offset by delays in theatrical releases due to theater closures resulting from the impact of COVID-19.  Operating income is expected to be higher than the August forecast primarily due to higher-than-expected home entertainment and television licensing sales in Motion Pictures.

Regarding the impact from the spread of COVID-19, although some movie theaters are reopening around the world, a large number are still closed or must limit the number of patrons, leading to box office revenue around the world being negatively impacted.  For this reason, Sony generally has not been able to release most of its already completed films in theaters.  Although the production of new motion pictures and television shows by Sony has gradually resumed, the production schedule is significantly delayed.  As a result, in Motion Pictures, theatrical revenues and revenues generated after theatrical release, including home entertainment and television licensing sales, are expected to be significantly lower than the prior fiscal year.  Television Production revenues are also expected to be significantly impacted by the production delays.  Due to a global reduction in advertising spending, advertising revenue in Media Networks has decreased significantly compared to the prior fiscal year, especially in India.  However, advertising revenue has recovered more quickly than expected in some territories due to the gradual recovery of advertising spending.  Further improvement in advertising revenue is dependent upon the speed of economic recovery around the world.

Electronics Products & Solutions (EP&S)
Sales are expected to remain unchanged from the August forecast.  Operating income is expected to be higher than the August forecast primarily due to the positive impact of foreign exchange rates.

This segment has been significantly impacted by COVID-19, but profitability has improved due to the gradual recovery in consumer demand and reductions in operating costs.

Imaging & Sensing Solutions (I&SS)
Sales are expected to be lower than the August forecast primarily due to a decrease in sales of image sensors for mobile products, partially offset by an increase in sales of image sensors for digital cameras as well as an increase in sales in businesses other than image sensors, such as analog LSIs (large-scale integration systems).  Operating income is expected to be lower than the August forecast primarily due to the impact of the above-mentioned expected decrease in sales, the recording of 17.5 billion yen in inventory write-downs of certain image sensors for mobile products in the quarter ended September 30, 2020 and the negative impact of foreign exchange rates.

Financial Services
Financial services revenue is expected to be higher than the August forecast primarily due to an increase in net gains on investments in the separate accounts at Sony Life Insurance Co., Ltd. (“Sony Life”).  Operating income is expected to be higher than the August forecast primarily due to a decline in the loss ratio for automobile insurance at Sony Assurance Inc. (“Sony Assurance”), as well as an improvement in valuation gains and losses on securities at Sony Bank Inc. (“Sony Bank”).

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the above forecast.

The above forecast for each segment is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment, Sony/ATV Music Publishing LLC and EMI Music Publishing Ltd., which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance and Sony Bank.  The results discussed in the Financial Services segment differ from the results that SFH discloses separately on a Japanese statutory basis.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.